FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of           November,           2004.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Enclosed are Domtar Inc.’s third quarter results for the period ended September 30, 2004.

Management’s Discussion and Analysis
Notes to Consolidated Financial Statements
SIGNATURES

Domtar

Domtar.
A Different
Feel.

Third Quarter Results 2004

Domtar

www.domtar.com

"Market conditions for Domtar papers and lumber were favorable in Q3 2004. In fact, transaction prices continued to improve when compared to the previous quarter. However, prices for our papers, our most important business, stood at 94% of trend. That being said, the biggest challenge for Domtar remains the continued rapid rise in the value of the Canadian dollar compared to the US dollar, as evidenced by the negative impact of approximately $140 million so far this year on our operating profit."

Raymond Royer
President and Chief Executive Officer
of Domtar Inc.

On the cover:
Sylvie Desaulniers, Utility hand, Ottawa-Hull Converting Center

---

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages, according to internationally recognized standards, 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 11,000 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

Domtar Inc. Third Quarter 2004          1

Domtar Inc.

Highlights	2004	2004	2003	2003[2]	2002
	Three	Three	Three
	months	months	months
	ended	ended	ended	Year ended	Year ended
	September 30	June 30	September 30	December 31	December 31
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating results	$	$	$	$	$
Sales[1]	1,335	1,346	1,266	5,167	5,859
EBITDA[3]	158	122	131	516	809
Operating profit (loss)[3]	66	28	36	(92)	384
Excluding specified items[4]	63	33	31	129	447
Net earnings (loss)	29	(1)	3	(190)	141
Excluding specified items[4]	23	3	—	(6)	183
Net earnings (loss) per common share (in dollars)	0.13	(0.01)	0.01	(0.84)	0.62
Excluding specified items[4] (in dollars)	0.10	0.01	—	(0.04)	0.80
Cash flows provided from operating activities per common share[5] (in dollars)	0.34	0.33	0.42	1.53	2.98
Weighted average number of common shares outstanding (millions)	229.0	228.6	227.4	227.3	227.2
Balance sheet data
Total assets	5,859			5,847	6,847
Long-term debt	2,108			2,054	2,444
Shareholders’ equity	2,109			2,167	2,554
Net debt-to-total-capitalization[3] (%)	50			48	49
Book value per common share[6] (in dollars)	9.00			9.34	11.02
Others
Cash flows provided from operating activities	79			348	677
Free cash flow[3]	41			123	454
Annualized return on equity (ROE)[7] (%)	6			(8)	6

[1]	Comparative figures have been reclassed to reflect the application of new accounting recommendations.

[2]	Certain figures have been restated to reflect the application of new accounting recommendations.

[3]	EBITDA, Operating profit, Net debt-to-total capitalization and Free cash flow are non-GAAP measures. Refer to the Management’s Discussion and Analysis (MD&A) of the related period for further information (explanation, calculations, etc.).

[4]	Measures excluding specified items are non-GAAP measures. Refer to the MD&A of the related period for further information (explanations, calculations, etc.)

[5]	Cash flows provided from operating activities per common share is a non-GAAP measure which is determined by dividing Cash flows from operating activities, on the Consolidated Cash Flow, by the weighted average number of common shares outstanding (basic). This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.

[6]	Book value per common share is a non-GAAP measure which is determined by dividing shareholder’s equity, excluding preferred shares, by the number of common shares outstanding (basic) at the end of the period. This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.

[7]	Annualized return on equity (ROE) is a non-GAAP measure which is calculated as net earnings, after dividend payments on preferred shares, to total average common shareholders’ equity. We use this measure in assessing the returns we provide to our shareholders and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. ROE has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

2 Corporate Overview

15%[2]
Paper Merchants
12%
Packaging
11%
Wood
62%[1]
Papers

Benoît Bernier
Core operator, paper machines Windsor mill

Percentages are based on sales for the nine-month period ended September 30, 2004.

[1] Including sales of Domtar paper through our own Paper Merchants business.
[2] Excluding sales of Domtar paper.

Domtar Inc. Third Quarter 2004          3

Management’s Discussion and Analysis
Montreal, Quebec
October 29, 2004

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its subsidiaries. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.

     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

Forward-looking statements

This MD&A contains statements that are forward-looking in nature. Statements preceded by the words “believe”, “expect”, “anticipate”, “aim”, “target”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. Therefore, Domtar’s actual results may be materially different from those expressed or implied by such forward-looking statements.

Third Quarter 2004 Overview

Market conditions for papers, lumber and packaging were favourable in the third quarter of 2004 as transaction prices continued to improve when compared to the second quarter of 2004. However, our biggest challenge remains the continued rapid decline in the value of the U.S. dollar as well as the rise in freight, wood, fiber and energy costs.

We also continued to implement the restructuring plan for our Vancouver, Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills announced in the first quarter of 2004, which aims at improving the profitability of these mills by $50 million by the end of 2005.

[1]	Our 2003 Annual Report can be found on our website at www.domtar.com.

4          Management’s Discussion and Analysis

Our Business

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

     We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and freight costs. For the first nine months of 2004, our net market pulp position (shipments less purchases) was approximately 545,000 tons.

     Our Papers business is our most important segment, representing 56% of our consolidated sales in the first nine months of 2004, or 62% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by

Domtar Inc. Third Quarter 2004          5

Buntin Reid in Ontario, two by JBR/La Maison du Papier in Quebec and three by The Paper House in the Atlantic Provinces), while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations, including 17 distribution centers, in the Northeast, Midwest and Mid-Atlantic regions of the United States. Our Paper Merchants business represented 21% of our consolidated sales in the first nine months of 2004, or 15% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills (six in Quebec and five in Ontario) and one remanufacturing facility (in Quebec), with an annual capacity of 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 22 million acres of forestland for which we are responsible in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 11% of our consolidated sales in the first nine months of 2004.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative, while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

     Norampac’s network of 26 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France) for a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 12% of our consolidated sales in the first nine months of 2004.

Business strategy

Our overall strategic objective is to be a world leader in the paper industry, particularly in uncoated free-sheet. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.

Our business strategies are to continue to:

–	meet the needs of our customers in order to enhance customer loyalty;

–	improve the productivity of our mills and the quality of our products and services;

–	broaden our distribution capabilities;

–	grow through acquisitions and alliances within our area of expertise;

–	maintain strict financial discipline;

–	support the personal growth and participation of employees; and

–	maintain our good citizenship.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sectors by providing superior returns to our shareholders.

6          Management’s Discussion and Analysis

Summary of Financial Results

		Three months ended Sept. 30		Nine months ended Sept. 30
Financial highlights		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		1,335	1,266	3,906	3,990
EBITDA[1]		158	131	338	459
Operating profit[1]		66	36	61	170
Excluding specified items[2]		63	31	65	159
Net earnings (loss)		29	3	(16)	38
Excluding specified items[2]		23	—	(15)	34
Net earnings (loss) per share (in dollars):
Basic		0.13	0.01	(0.07)	0.16
Basic, excluding specified items[2]		0.10	—	(0.07)	0.14
Diluted		0.13	0.01	(0.07)	0.16
Operating profit (loss), excluding specified items, per segment[2]:
Papers		29	22	5	155
Paper Merchants		5	4	16	16
Wood		6	(11)	(1)	(52)
Packaging		20	16	37	40
Corporate		3	—	8	—

Total		63	31	65	159
Selling price index[3], before the impact of lumber duties (%)		100	91	95	93
Selling price index[3] — Papers segment (%)		94	90	91	93
Shipments to capacity ratio for papers (%)		96	92	97	92
Average exchange rates	CAN$	1.307	1.380	1.328	1.429
	US$	0.765	0.725	0.753	0.701
Dividends per share (in dollars):
Series A preferred shares		0.56	0.56	1.69	1.69
Series B preferred shares		0.17	0.22	0.54	0.64
Common shares		0.06	0.06	0.18	0.16

	Sept. 30,	Dec. 31,
	2004	2003
Total assets	5,859	5,847
Total long-term debt, including current portion	2,116	2,059

[1]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see “EBITDA” table on page 10). Operating profit is also a non-GAAP measure that is calculated within our financial statements. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Specified items affecting results and non-GAAP measures” on page 7.

[3]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis” on page 27.

Domtar Inc. Third Quarter 2004          7

Specified items affecting results and non-GAAP measures

Our operating results include specified items that, in our view, do not typify our normal operating activities, thus affecting the comparability of our results. To measure our performance and that of our business segments from period to period without variations caused by these specified items, we focus on operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items. We define specified items as items such as the impacts of: impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, mark-to-market gains and losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.

Operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified factors that positively or adversely affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items which do not typify normal operating activities in our view. These measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

     The following tables reconcile our net earnings and net earnings per share, determined in accordance with GAAP, to our net earnings excluding specified items and net earnings per share excluding specified items, and reconcile our operating profit to our operating profit excluding specified items:

Specified items	Three months ended September 30, 2004			Three months ended September 30, 2003
			Net			Net
	Operating	Net	earnings	Operating	Net	earnings
	profit	earnings	per share	profit	earnings	per share
(In millions of Canadian dollars, except per share amounts)
As per GAAP[1]	66	29	0.13	36	3	0.01
Specified items:
Sale of land(i)	(4)	(4)		—	—
Closure and restructuring costs(ii)	—	—		(5)	(3)
Unrealized mark-to-market gains and losses(iii)	1	1		—	—
Foreign exchange impact on long-term debt(iv)	—	(3)		—	—

	(3)	(6)	(0.03)	(5)	(3)	(0.01)

Excluding specified items	63	23	0.10	31	—	—

[1]	Except for operating profit which is a non-GAAP measure. See note 1, page 6.

8          Management’s Discussion and Analysis

Specified items	Nine months ended September 30, 2004			Nine months ended September 30, 2003
			Net			Net
	Operating	Net	loss	Operating	Net	earnings
	profit	loss	per share	profit	earnings	per share
(In millions of Canadian dollars, except per share amounts)
As per GAAP[1]	61	(16)	(0.07)	170	38	0.16
Specified items:
Sale of land (i)	(4)	(4)		—	—
Closure and restructuring costs (ii)	8	6		(5)	(3)
Unrealized mark-to-market gains and losses (iii)	—	—		(6)	(4)
Foreign exchange impact on long-term debt (iv)	—	(1)		—	(4)
Refinancing costs (v)	—	—		—	7

	4	1	—	(11)	(4)	(0.02)

Excluding specified items	65	(15)	(0.07)	159	34	0.14

[1]	Except for operating profit which is a non-GAAP measure. See note 1, page 6.

(i)	In the third quarter of 2004, we announced the sale of timberland and a subsequent donation to the ecological organization Nature Conservancy, for a total net gain realised of $4 million ($4 million net of income taxes), in order to partner with them in the creation of the largest private protected natural site in Eastern Canada. This gain was recorded in the financial statements under “Selling, general and administrative” expenses.

(ii)	Our results reflect restructuring charges related to the implementation of best practices in our Cornwall, Espanola, Ottawa-Hull, Vancouver, Port Huron and Windsor mills (referred to as “Restructuring plan”), as well as closure costs related to the closure of our St. Catharines paper mill, as follows:

Timeline	Impact on			Explanation
(In millions of Canadian dollars)	Operating	Net
	profit	earnings
Q1 2003	—	—
Q2 2003	—	—
Q3 2003	(5)	(3)	–	Reversal of certain costs previously provisioned with regards to the closure of the St. Catharines paper mill largely as a result of changes to the initial approach to dismantling the mill.

YTD Q3 2003	(5)	(3)

Q1 2004	16	11	–	Severance and termination costs (including $3 million for pension curtailment costs) related to the restructuring plan.
	(8)	(5)	–	Reversal of provision for closure costs relating to the St. Catharines paper mill due to the sale of the mill in its existing state to a third party.

	8	6
Q2 2004	1	1	–	Training costs related to the restructuring plan.
	(2)	(1)	–	Reversal of restructuring provision (costs of severance for the Vancouver mill were less than originally estimated).
	1	—	–	Costs related to the dismantling of the Vancouver paper machine.

	—	—
Q3 2004	—	—

YTD Q3 2004	8	6

Domtar Inc. Third Quarter 2004          9

(iii)	Our results include mark-to-market gains or losses on commodity swap contracts and certain foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include our 50% share of Norampac’s foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

(v)	Our results include a charge following the refinancing of substantially all of Norampac’s existing credit facilities and long-term debt, except those of its joint venture. This charge was recorded in the financial statements under “Financing expenses”.

Third Quarter 2004 vs
Third Quarter 2003 Overview

Sales of $1.3 billion

Sales in the third quarter of 2004 totaled $1,335 million, an increase of $69 million over sales of $1,266 million in the third quarter of 2003. This increase was mainly attributable to higher average selling prices in the third quarter of 2004 compared to the same period last year for all of our major products. In addition, higher shipments for the majority of our products except corrugated containers and pulp also contributed to this rise in sales. Partially mitigating this growth in sales was the effect of a 6% decline in the quarter-over-quarter average value of the U.S. dollar relative to the Canadian dollar.

     Overall, our U.S. dollar denominated average transaction prices for the third quarter of 2004 were at 100% of trend1 prices, an increase from the corresponding quarter of 2003 where our transaction prices were at 91% of trend prices. When taking into account the impact of lumber duties, our U.S. dollar denominated average transaction prices for the third quarter of 2004 were at 98% of trend prices, compared to 90% of trend prices for the corresponding quarter of 2003. Within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Operating profit of $66 million

Cost of sales increased by $39 million or 4% in the third quarter of 2004 compared to the third quarter of 2003. This increase mainly reflects higher shipments for the majority of our products except corrugated containers and pulp. Higher wood, fiber and freight costs, as well as an $8 million increase in duties on our softwood lumber exports to the U.S. further increased our cost of sales. These factors were partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses as well as savings realized from restructuring activities.

     Selling, general and administrative (SG&A) expenses decreased by $2 million or 3% in the third quarter of 2004 compared to the third quarter of 2003. Excluding specified items, SG&A increased by $1 million or 1% in the third quarter of 2004 compared to the third quarter of 2003. Increases in pension, stock-based compensation and other expenses were partially offset by higher royalty revenues relating to a license (expiring in May 2007) granted for the use of our wood preserving patent and the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs.

     Operating profit in the third quarter of 2004 amounted to $66 million compared to $36 million in the third quarter of 2003. Excluding specified items, operating profit amounted to $63 million in the third quarter of 2004, an increase of $32 million from an operating profit of $31 million in the third quarter of 2003. This increase is largely attributable to higher selling prices for all of our major products, higher overall shipments as well as savings realized from restructuring activities. Partially mitigating this rise in operating profit were the $33 million negative impact of the weaker U.S. dollar, including the effect of our hedging program, higher wood, fiber and

[1]	Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis” on page 32.

10          Management’s Discussion and Analysis

freight costs as well as higher duties on our softwood lumber exports to the U.S.

     As a result of the above-mentioned factors, EBITDA for the third quarter of 2004 amounted to $158 million compared to $131 million in the third quarter of 2003.

	Three months ended Sept. 30		Nine months ended Sept. 30
EBITDA	2004	2003	2004	2003
(In millions of Canadian dollars)
Net earnings (loss)	29	3	(16)	38
Income tax expense (recovery)	6	(6)	(32)	6
Financing expenses	33	41	113	130
Amortization of deferred gain	(2)	(2)	(4)	(4)
Amortization	92	95	277	289

EBITDA	158	131	338	459

Net earnings of $29 million

Net earnings in the third quarter of 2004 amounted to $29 million ($0.13 per common share) compared to net earnings of $3 million ($0.01 per common share) in the third quarter of 2003. Excluding specified items, net earnings totaled $23 million ($0.10 per common share) in the third quarter of 2004, an increase of $23 million over net earnings of nil ($0.00 per common share) in the third quarter of 2003. This improvement in net earnings was attributable to the factors mentioned above as well as to lower financing expenses, partially offset by higher income tax expense.

Nine Months Ended September 30, 2004 vs
Nine Months Ended September 30, 2003

Sales for the nine months ended September 30, 2004 totaled $3,906 million, down $84 million or 2% from sales of $3,990 million over the same period of 2003. This decrease was mainly due to the negative impact of a weaker U.S. dollar relative to the Canadian dollar. Partially mitigating this decline in sales were higher shipments for the majority of our products except linerboard and higher average selling prices for all of our products except for papers. Overall, our U.S. dollar denominated average transaction prices for the first nine months of 2004 were at 95% of trend prices, an increase from the corresponding period of 2003 where our transaction prices were at 93% of trend prices. When taking into account the impact of lumber duties, our U.S. dollar denominated average transaction prices for the first nine months of 2004 were at 93% of trend prices, compared to 92% of trend prices for the corresponding period of 2003. Within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

     Cost of sales increased by $36 million or by 1% in the first nine months of 2004 compared to the corresponding period of 2003. This increase is mainly attributable to higher shipments for the majority of our products, higher wood, fiber and freight costs as well as higher duties on our softwood lumber exports to the U.S. Partially mitigating the rise in costs of sales were the positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses as well as savings realized from restructuring activities.

     SG&A expenses decreased by $12 million or 5% in the first nine months of 2004 compared to the same period of 2003. Excluding specified items, SG&A expenses decreased by $14 million or 6% in the first nine months of 2004 compared to the same period of 2003. This decrease primarily reflects the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs as well as higher royalty revenues.

     Operating profit for the nine months ended September 30, 2004 totaled $61 million compared to an operating profit of $170 million for the nine

Domtar Inc. Third Quarter 2004          11

months ended September 30, 2003. Excluding specified items, operating profit for the first nine months of 2004 amounted to $65 million, down $94 million from an operating profit of $159 million over the same period in 2003. This decrease is largely attributable to the negative impact of a weaker U.S. dollar ($143 million impact, including the effect of our hedging program), higher wood, fiber and freight costs as well as higher duties on our softwood lumber exports to the U.S. Partially mitigating this decline in operating profit were higher overall average selling prices and higher shipments for the majority of our products as well as savings realized from restructuring activities.

Net loss for the nine-month period ended September 30, 2004 totaled $16 million ($0.07 per common share) compared to net earnings of $38 million ($0.16 per common share) for the same period of 2003. Excluding specified items, net loss for the first nine months of 2004 amounted to $15 million ($0.07 per common share) compared to net earnings of $34 million ($0.14 per common share) for the same period of 2003. This $49 million decrease in net earnings is largely attributable to the same factors mentioned above, partially offset by an income tax recovery and lower financing expenses.

Papers

		Three months ended Sept. 30		Nine months ended Sept. 30
Selected information		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		735	729	2,206	2,360
EBITDA		107	102	215	396
Operating profit		37	27	4	166
Sale of land[1]		(4)	—	(4)	—
Restructuring and closure costs[1]		—	(5)	8	(5)
Unrealized mark to market gains and losses[1]		(4)	—	(3)	(6)

Operating profit, excluding specified items		29	22	5	155
Shipments:
Paper (in thousands of ST)		649	632	1,971	1,893
Pulp (in thousands of ADST)		182	185	591	581
Paper shipments product offering (%):
Copy and offset grades		51	53	53	53
Uncoated commercial printing & publication and premium imaging grades		22	21	21	21
Coated commercial printing & publication grades		13	12	11	12
Technical & specialty grades		14	14	15	14

Total		100	100	100	100
Benchmark nominal prices[2]:
Copy 20 lb sheet	(US$/ton)	818	760	775	780
Offset 50 lb rolls	(US$/ton)	715	600	651	642
Coated publication, no. 3, 60 lb rolls	(US$/ton)	827	805	791	810
Pulp NBSK — US market	(US$/ADMT)	670	550	643	546
Pulp NBHK — Japan market[3]	(US$/ADMT)	510	467	499	468
Selling price index[4] — Papers segment (%)		94	90	91	93

[1]	Refer to “Specified items affecting results and non-GAAP measures” on page 7.

[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[3]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

[4]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized trend pricing as at November 30, 2003. See “Sensitivity Analysis” on page 27.

12          Management’s Discussion and Analysis

Sales and operating profit

Sales in our Papers business amounted to $735 million in the third quarter of 2004, an increase of $6 million or 1% in comparison to the third quarter of 2003. This increase was primarily due to higher average selling prices for softwood and hardwood pulp as well as for the majority of our papers. Higher shipments also contributed to the rise in sales. The unfavorable impact of a weaker U.S. dollar partially mitigated this increase in sales. For the nine-month period ended September 30, 2004, sales of pulp and paper decreased by $154 million compared to the nine-month period ended September 30, 2003. This decrease was mainly attributable to the negative impact of a weaker U.S. dollar and overall lower average selling prices for paper, partially offset by higher shipments of paper and pulp and higher pulp prices.

     Operating profit in our Papers business totaled $37 million in the third quarter of 2004 (or $29 million when excluding specified items) compared to an operating profit of $27 million in the third quarter of 2003 (or $22 million when excluding specified items). This $7 million increase in operating profit when excluding specified items stems from higher average selling prices for both paper and pulp, higher shipments for papers, savings realized from restructuring activities and lower amortization expense. Partially mitigating this increase in operating profit were the negative impact of a weaker U.S. dollar as well as higher wood, fiber and freight costs. For the first nine months of 2004, operating profit amounted to $4 million (or $5 million when excluding specified items) compared to an operating profit of $166 million (or $155 million when excluding specified items) for the first nine months of 2003. Excluding specified items, the decrease of $150 million is largely the result of the negative impact of a weaker U.S. dollar, lower average selling prices for papers as well as higher wood, fiber and freight costs. Partially mitigating this decrease in operating profit were higher shipments for paper and pulp, higher average selling prices for pulp, savings realized from restructuring activities and lower amortization expense.

Pricing environment

In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in the third quarter of 2004 compared to the third quarter of 2003. However, within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices. On a year-to-date basis, our average U.S. dollar denominated transaction prices decreased in 2004 compared to 2003.

     Our average transaction prices for 20 lb copy sheets and 50 lb offset rolls, which represented approximately 40% of our paper sales in the third quarter of 2004, were higher on average by US$61/ton in the third quarter of 2004 compared to the third quarter of 2003. On a year-to-date basis, our average transaction prices for copy and offset were lower on average by US$14/ton in 2004 compared to 2003. Since the beginning of the year, several price increases have been announced for the majority of our papers. We expect to continue to see the benefits of these price increases in the coming months.

     Our Northern Bleached Softwood Kraft (NBSK) and our Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by US$110/tonne and US$11/tonne, respectively, in the third quarter of 2004 compared to the third quarter of 2003. On a year-to-date basis, our average transaction prices for NBSK and NBHK pulp were higher by US$78/tonne and US$9/tonne, respectively, in 2004 compared to 2003. Since the beginning of the year, several price increases have been announced for both softwood and hardwood pulp. Although we saw benefits from these price increases throughout the first nine months of the year, pulp prices began to decline during the summer, reflecting higher industry-wide inventory levels due to lower demand.

Operations

Our paper shipments increased by 17,000 tons in the third quarter of 2004 compared to the third quarter of 2003 due to stronger demand. Our paper shipments to capacity ratio stood at 96% for the third quarter of 2004 compared to 92% in the third quarter of 2003.

Domtar Inc. Third Quarter 2004          13

In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with the Communications, Energy and Paperworkers Union of Canada members. The mill resumed operations in early February 2004.

     Negotiations are presently underway for the renewal of certain collective agreements, which expired in April 2004 or September 2004 for our Cornwall, Ottawa-Hull, Espanola and Lebel-sur-Quevillon mills.

Restructuring plan

In January 2004, we proceeded with our plan to reorganize production activities at our Vancouver paper mill to better meet customer demands and increase the mill’s profitability. Accordingly, we shut down one of the mill’s two paper machines and restructured the activities of the other to optimize manufacturing of our Domtar Luna coated paper. This process resulted in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of 85 positions. These steps are expected to increase product quality and availability, expand our market share of coated papers, improve the mill’s efficiency and better respond to Asian competition.

     In the first nine months of 2004, we continued the implementation of best practices within our Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills, with the objective of ensuring that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. In all, 330 positions will be affected over the course of 2004 to 2006. In order to accomplish this plan, we will invest approximately $14 million in capital expenditures from 2004 to 2006. Once fully implemented, these initiatives, in conjunction with the reorganization of the operations at our Vancouver paper mill, are expected to generate annual savings of approximately $50 million.

     In addition, capital investments, such as the roll out of an Enterprise Resource Planning (ERP) system and the implementation of a new paper shipment logistics and transportation management system, are expected to further reduce costs and enhance our competitiveness. We anticipate that these initiatives will offset part of the impact of rising costs, particularly in the areas of freight, energy and fiber.

Paper Merchants

	Three months ended Sept. 30		Nine months ended Sept. 30
Selected information	2004	2003	2004	2003
(In millions of Canadian dollars)
Sales	274	266	805	831
EBITDA	6	5	18	18
Operating profit	5	4	16	16

Sales and operating profit

Our Paper Merchants business generated sales of $274 million in the third quarter of 2004, an increase of $8 million or 3% in comparison to the third quarter of 2003. This increase was due to higher paper shipments, partially offset by the negative impact of a weaker U.S. dollar. For the nine-month period ended September 30, 2004, sales amounted to $805 million, a decrease of $26 million or 3% in comparison to the corresponding period of 2003. This decrease is attributable to the negative impact of a weaker U.S. dollar and lower paper selling prices, partially offset by higher shipments.

     Operating profit in the third quarter of 2004 totaled $5 million (reflecting an operating margin of 1.8%) compared to $4 million in the third quarter of 2003 (reflecting an operating margin of 1.5%). The impact of higher overall shipments was partially offset by the impact of the weakness of the U.S. currency and an increased proportion of lower margin direct mill shipments. Operating profit totaled $16 million in the first nine months of 2004 (reflecting an operating margin of 2.0%) compared to $16 million (reflecting an operating margin of 1.9%). The negative impact of lower pricing levels due in part to a weaker U.S. dollar was offset by the impact of higher overall shipments on a year-to-date basis.

14          Management’s Discussion and Analysis

Wood

		Three months ended Sept. 30		Nine months ended Sept. 30
Selected information		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		157	112	421	322
EBITDA		17	(1)	33	(22)
Operating profit (loss)		6	(11)	(1)	(52)
Shipments (millions of FBM)		272	252	767	738
Shipments product offering (%):
Random lengths		36	37	38	41
Studs		35	37	35	35
Value-added		25	18	22	18
Industrial		4	8	5	6

Total		100	100	100	100
Benchmark nominal prices[1]:
Lumber G.L. 2 x 4 R/L no. 1 & no. 2	(US$/MFBM)	502	381	476	330
Lumber G.L. 2 x 4 x 8 stud	(US$/MFBM)	461	360	421	331
Selling price index[2] — Wood segment, before the impact of lumber duties (%)		140	106	127	95
Lumber duties (cash deposits)		21	13	54	32

[1]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis” on page 27.

Sales and operating profit

Sales for our Wood business amounted to $157 million in the third quarter of 2004, an increase of $45 million compared to the third quarter of 2003. This increase is largely attributable to a significant increase in the average selling price of lumber and an increase in shipments, partially offset by the negative impact of a weaker U.S. dollar. For the nine-month period ended September 30, 2004, sales totaled $421 million, an increase of $99 million compared to the corresponding period of 2003. This increase is largely due to the same factors explained above.

     Operating profit in the third quarter of 2004 amounted to $6 million compared to an operating loss of $11 million in the third quarter of 2003. This $17 million increase in operating profit is attributable to significantly higher average selling prices for lumber, partially offset by higher lumber duties on our softwood lumber exports to the U.S., the negative impact of a weaker U.S. dollar and higher stumpage fees. For the nine-month period ended September 30, 2004, operating loss amounted to $1 million, an improvement in profitability of $51 million compared to the corresponding period of 2003. This increase is attributable to significantly higher average selling prices, partially offset by the negative impact of a weaker U.S. dollar, higher softwood lumber duties, higher stumpage fees and higher freight costs.

     Furthermore, an increased focus on quality has resulted in a rise of premium grade, as evidenced by the higher proportion of value-added products within our shipments product offering.

Domtar Inc. Third Quarter 2004          15

Cash deposits of $21 million were made on our softwood lumber exports to the U.S. during the third quarter of 2004 compared to $13 million in the corresponding period of 2003. Since May 22, 2002, cash deposits of $130 million for countervailing and antidumping duties have been made and expensed by Domtar (at a stable rate of 27.22%).

Pricing environment

Our average transaction prices for Great Lakes 2 x 4 studs and random lengths increased by US$104/MFBM and US$130/MFBM, respectively, in the third quarter of 2004 compared to the third quarter of 2003. Our Canadian dollar denominated prices rose by a lesser amount, given that these are derived from U.S. dollar denominated prices. On a year-to-date basis, our average transaction prices for Great Lakes 2x4 studs and random lengths increased by US$94/MFBM and US$150/MFBM, respectively, in 2004 compared to 2003.

Operations

Throughout the first nine months of 2004, our operations were negatively impacted by temporary mill closures. Production at our White River sawmill, which was halted in mid-2003, only reopened in late February 2004. In addition, labor disruptions at a transportation supplier as well as particularly cold weather affected our productivity. The operations of our Chapleau sawmill were reduced to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. This decision impacted approximately 64 employees. Furthermore, in the third quarter of 2004, we announced a temporary halt of lumber production at our Val d’Or and Malartic sawmills, effective October 4, 2004, due to a shortage of logs resulting from a dispute between the Algonquin communities of Lac Simon and Winneway and the government of Quebec.

     During the first nine months of 2003, extended holiday shutdowns at several mills in order to avoid inventory buildups in a declining product-pricing environment negatively impacted our operations. In addition, our operations were negatively impacted by temporary and permanent mill closures. Our Ste-Marie sawmill was closed in 2002 due to the Canada-U.S. softwood lumber dispute and only reopened at the end of May 2003 and our Grand-Remous sawmill ceased operations in 2002 due to a dispute between the Barriere Lake First Nation and the governments of Quebec and Canada and only reopened at the end of April 2003. The sale of the Sault Ste-Marie hardwood lumber facility in March 2003 and the Daveluyville remanufacturing facility in April 2003, as well as the closure of the Sault Ste. Marie planer facility in August 2003 due to its non-cost competitiveness also impacted our operations negatively in the first nine months of 2003. Furthermore, production at our White River sawmill was halted in mid-2003 due to difficult market conditions and overcapacity within the North American market as well as the Canada-U.S. softwood lumber dispute.

     During the first quarter of 2004, we formed a 50-50 joint venture with Gogama Forest Products Ltd. to create a fully integrated sawmill, kiln and planer operation in Northern Ontario that produces approximately 60 million board feet per year of lumber previously dried and dressed at our Sault Ste. Marie planer facility.

     We continued to pursue modernization projects at our facilities aimed at improving profitability in our Wood business. On a year-to-date basis, the Matagami, Lebel-sur-Quevillon, Malartic, Ste-Marie, Timmins, and Gogama facilities achieved productivity improvement gains in comparison to the corresponding period of 2003. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic initiatives.

16          Management’s Discussion and Analysis

Packaging

		Three months ended Sept. 30		Nine months ended Sept. 30
Selected information		2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		169	159	474	477
EBITDA		23	24	59	64
Operating profit		15	16	34	40
Unrealized mark to market gains and losses[1]		5	—	3	—

Operating profit, excluding specified items		20	16	37	40
Shipments[2]:
Containerboard (in thousands of ST)		82	80	239	240
Corrugated containers (in millions of square feet)		1,747	1,759	5,076	5,046
Benchmark nominal prices[3]:
Unbleached kraft linerboard, 42 lb East	(US$/ton)	500	418	458	424
Selling price index[4] — Packaging segment		116	91	101	92

[1]	Refer to “Specified items affecting results and non-GAAP measures” on page 7.

[2]	Represents 50% of Norampac’s trade shipments.

[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[4]	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis” on page 27.

Sales and operating profit

Our 50% share of Norampac’s sales amounted to $169 million in the third quarter of 2004, an increase of $10 million or 6% over the third quarter of 2003. This increase in sales is largely attributable to higher average selling prices for both containerboard and corrugated containers, partially offset by the negative impact of a weaker U.S. dollar. For the nine-month period ended September 30, 2004, our 50% share of Norampac’s sales totaled $474 million, a decrease of $3 million or less than 1% compared to the same period last year. This decrease is mainly due to the negative impact of a weaker U.S. dollar, partially offset by higher shipments of corrugated containers due to shipments of recent acquisitions.

     Our 50% share of Norampac’s operating profit amounted to $15 million in the third quarter of 2004 (or $20 million when excluding specified items), when compared to an operating profit of $16 million in the corresponding period of 2003. This $4 million increase in operating profit when excluding specified items is largely attributable to higher selling prices for both containerboard and corrugated containers, partially offset by the negative impact of a weaker U.S. dollar as well as higher freight and energy costs. For the nine-month period ended September 30, 2004, our proportionate share of Norampac’s operating profit totaled $34 million (or $37 million when excluding specified items) compared to $40 million in the same period last year. This $3 million or 8% decrease in operating profit when excluding specified items is mainly attributable to the negative impact of a weaker U.S. dollar and higher freight costs, partially offset by higher shipments of corrugated containers, as well as lower fiber and energy costs.

Pricing environment

Norampac’s average Canadian dollar net selling prices for containerboard products increased by 22% in the third quarter of 2004 compared to the third quarter of 2003 as the increase in U.S. dollar pricing more than offset the decline in the U.S. dollar. Norampac’s average Canadian dollar net selling prices for containerboard products increased by 2% for the nine-month period ending September 30, 2004 compared to the same period of 2003. Norampac’s average Canadian dollar net selling prices for corrugated boxes in the third quarter of 2004 increased by 9% compared to the third quarter of 2003. Norampac’s average Canadian dollar net selling prices for corrugated boxes increased by 1% for the nine-month period ending September 30, 2004 compared to the same period of 2003. Since the beginning of the year, several price increases have been announced for both containerboard and corrugated containers, the benefits of which were felt during the first nine months of the year.

Domtar Inc. Third Quarter 2004          17

Operations

During the third quarter of 2004, Norampac’s North American containerboard mill capacity utilization rate, excluding the Burnaby paper mill currently on strike, was over 99%, up from 94% in the third quarter of 2003. In addition, Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 66% in the third quarter of 2004, up from 63% in the third quarter of 2003.

Financing Expenses and Income Taxes

Financing expenses

In the third quarter of 2004, financing expenses amounted to $33 million (or $38 million when excluding specified items of $5 million relating to Norampac’s foreign exchange gain on the translation of a portion of its long term debt) compared to $41 million in the third quarter of 2003. This $3 million decrease in financing expenses when excluding specified items is due to the impact of a weaker U.S. dollar on our U.S. dollar interest expense, partially offset by higher debt levels. For the nine-month period ended September 30, 2004, financing expenses amounted to $113 million (or $115 when excluding specified items of $2 million relating to Norampac’s foreign exchange gain on the translation of a portion of its long term debt) compared to $130 million in the corresponding period of 2003 (or $125 million when excluding specified items of $5 million relating to Norampac’s foreign exchange gain on the translation of a portion of its long term debt and $10 million relating to a charge for Norampac’s refinancing of its long term debt). This $10 million decrease when excluding specified items is largely due to the same factors mentioned above.

Income taxes

Our income tax expense in the third quarter of 2004 was $6 million, compared to an income tax recovery of $6 million in the third quarter of 2003. For the nine-month period ended September 30, 2004, our income tax recovery totaled $32 million, compared to an income tax expense of $6 million in the corresponding period of 2003. The variations in the income tax expense/recovery in these periods result from a combination of factors, including the relative effect of permanent differences in a minimal profit/loss situation, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries. On a year-to-date basis, a tax recovery adjustment of $4 million recorded in the second quarter of 2004 following the reassessment of prior years by tax authorities further explains the variation in the income tax expense/recovery.

Balance Sheet

Our total consolidated assets were $5,859 million as at September 30, 2004 compared to $5,847 as at December 31, 2003. Receivables amounted to $294 million as at September 30, 2004, an increase of $97 million when compared to $197 million as at December 31, 2003. This increase mainly reflects higher sales in the month of September 2004 compared to the month of December 2003 due to higher selling prices, stronger demand and seasonality, partially offset by the impact of a weaker U.S. dollar on our U.S. dollar denominated receivables. Total inventories as at September 30, 2004 were $699 million, an increase of $29 million when compared to $670 million as at December 31, 2003. This increase mainly reflects higher levels of raw materials (wood inventory) held at the paper mills as wood deliveries continued to take place during the summer when maintenance shutdowns are typically scheduled as well as higher levels of work in process at our sawmills resulting from temporary closures in the prior year vs. the current year, partially offset by the impact of a weaker U.S. dollar on our U.S. dollar denominated inventories. Property, plant and equipment as at September 30, 2004 totaled $4,355 million compared to $4,532 million as at December 31, 2003. This $177 million decrease in property, plant and equipment was mainly due to a greater level of amortization expense compared to capital expenditures as well as to the impact of a weaker U.S. dollar on our U.S. mill assets. Other assets stood at $259 million as at September 30, 2004 compared to $212 million as at December 31, 2003.

18          Management’s Discussion and Analysis

This $47 million increase was mainly attributable to a reclassification of investment tax credits receivable, as well as to higher funding of our pension assets as compared to pension expense.

     Trade and other payables were $658 million as at September 30, 2004, an increase of $6 million when compared to $652 million as at December 31, 2003. This increase in trade and other payables is explained by higher pension and environmental accruals, which were transferred from other long-term liabilities as they became current, as well as an increase in interest payable and deferred wood costs. Mitigating this increase in trade and other payables were the timing of payments and purchases in September vs. December, the impact of a weaker U.S. dollar on our U.S. dollar denominated trade and other payables as well as lower employee-related and capital projects accruals due to timing of payments. Long-term debt (including the portion due within one year) was $2,116 million as at September 30, 2004, an increase of $57 million compared to $2,059 million as at December 31, 2003, mainly attributable to an increase in our borrowings under our revolving credit facility, partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated debt. Accumulated foreign translation adjustments were negative $162 million as at September 30, 2004 compared to negative $145 million as at December 31, 2003. This variation reflected the net impact of a weaker U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $45 million, net of the impact of a weaker U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $35 million, and its corresponding income tax effect of $7 million.

Liquidity and Capital Resources

	Three months ended Sept. 30		Nine months ended Sept. 30
Selected information	2004	2003	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Cash flows provided from operating activities before changes in working capital and other items	112	80	212	325
Changes in working capital and other items	(33)	15	(126)	(109)

Cash flows provided from operating activities	79	95	86	216
Net additions to property, plant and equipment	(38)	(61)	(129)	(145)

Free cash flow[1]	41	34	(43)	71

	Sept. 30,	Dec. 31,
	2004	2003
Net debt-to-total capitalization ratio[2] (%)	50	48

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	Net debt-to-total capitalization ratio is a non-GAAP measure (see “Net debt-to-total capitalization ratio” table on page 20). We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent, among other things, upon our credit ratings.

Domtar Inc. Third Quarter 2004          19

Operating activities

Cash flows provided from operating activities in the third quarter of 2004 amounted to $79 million compared to $95 million in the third quarter of 2003. This $16 million decrease in cash flows provided from operating activities is primarily due to increased requirements for working capital in the third quarter of 2004 compared to the third quarter of 2003 due to inventory and receivables fluctuations. An increase in EBITDA generated in the third quarter of 2004 compared to the third quarter of 2003, explained previously, partially mitigated this decrease. On a year-to-date basis, cash flows provided from operating activities totaled $86 million in 2004 compared to $216 million in 2003. This decrease mainly reflects a decrease in EBITDA explained previously and increased requirements for working capital primarily due to receivables fluctuations. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials, and other expenses such as property taxes.

     In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts, which were initially designated as a hedge of the fair value of the 5.375% notes due November 2013, for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million, recorded under “Other liabilities and deferred credits”, will be amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

     We sell a portion of our Canadian and American receivables through securitization programs. We use securitization of our receivables as an alternative to traditional financing by reducing our working capital requirements. As at September 30, 2004, the value of securitized receivables amounted to $248 million compared to $227 million as at December 31, 2003. We expect to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and our bank debt requirements would increase. Such sales of receivables are contingent upon the Corporation retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase our working capital and our bank debt requirements.

Investing activities

Cash flows used for investing activities in the third quarter of 2004 totaled $48 million, compared to $62 million in the third quarter of 2003, and $147 million for the first nine months of 2004, compared to $156 million in the corresponding period of 2003. Decreases in net additions to property, plant and equipments were partially offset by increases in cash flows used for Norampac’s business acquisitions for both of these comparative periods. We intend to limit our annual capital expenditures to well below 75% of amortization, or $290 million in 2004, including approximately $120 million for capital expenditures relating to the long-term sustainability of our equipment.

     We generated free cash flow of $41 million in the third quarter of 2004 compared to $34 million in the third quarter of 2003. For the nine-month period ended September 30, 2004, free cash flow amounted to negative $43 million compared to positive $71 million in the same period of last year. This year-to-date decrease in free cash flow is attributable to reduced operating cash flow.

Financing activities

Cash flows used for financing activities amounted to $48 million in the third quarter of 2004 compared to cash flows provided from financing activities of $1 million in the third quarter of 2003. The increase in cash flows used for financing activities is attributable to higher repayments made on our revolving credit facility on a quarter-over-quarter basis. For the nine-month period ended September 30, 2004, cash flows provided from financing activities amounted to $74 million compared to cash flows used for financing activities of $25 million in the corresponding period of 2003. This increase in cash flows provided from financing activities is largely due to lower repayments made on our long-term debt and higher borrowings made under our revolving credit facility, partially offset by lower issuances of long-term debt in 2004 as compared to 2003.

20          Management’s Discussion and Analysis

	As at Sept. 30,	As at Dec. 31,
Net debt-to-total capitalization ratio	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Bank indebtedness	26	19
Long-term debt (including portion due within one year)	2,116	2,059
Cash and cash equivalents	(62)	(48)

Net debt	2,080	2,030
Shareholders’ equity	2,109	2,167

Total capitalization	4,189	4,197
Net debt-to-total capitalization (%)	50	48

As at September 30, 2004, our net debt-to-total capitalization ratio stood at 50% compared to 48% as at December 31, 2003. Net indebtedness, including $191 million representing our 50% share of the net indebtedness of Norampac, was $2,080 million as at September 30, 2004. This compared to $2,030 million as at December 31, 2003, including $180 million for our 50% share of the net indebtedness of Norampac. The $50 million increase in net indebtedness was largely due to increased borrowings under our revolving credit facilities, partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated debt.

     As at September 30, 2004, the balance of the US$1 billion bank term loan initially entered into to finance our 2001 acquisition of four U.S. mills was US$72 million ($91 million) compared to US$76 million ($99 million) as at December 31, 2003. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

     As at September 30, 2004, of the US$500 million revolving credit facility, US$91 million ($115 million) was drawn, US$9 million ($11 million) of letters of credit were outstanding and US$13 million ($16 million) was drawn in the form of overdraft and included in “Bank indebtedness”, resulting in US$387 million ($489 million) of availability under this facility. No provision was recorded relating to outstanding letters of credit as we use these letters to guarantee our own obligations to third parties. As at December 31, 2003, US$23 million ($30 million) was drawn, US$8 million ($10 million) of letters of credit were outstanding and US$5 million ($7 million) was drawn in the form of overdraft and included in “Bank indebtedness”. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or prime rate, or the U.S. dollar LIBOR rate or prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

     Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new long-term debt we may incur.

     In the third quarter of 2004, common shares amounting to $2 million ($15 million on a year-to-date basis) were issued pursuant to our stock option and share purchase plans versus $6 million for the third quarter of 2003 ($12 million on a year-to-date basis). We did not purchase for cancellation any of our common shares in either of the nine-month periods ended September 30, 2004 or September 30, 2003.

     As at October 29, 2004, we had 230,121,116 common shares, 69,576 Series A Preferred Shares and 1,500,000 Series B Preferred Shares, which were issued and outstanding.

     As at October 29, 2004, we had 5,438,904 common share purchase options issued and outstanding under the Executive stock option and Share purchase plan.

Domtar Inc. Third Quarter 2004          21

Off Balance Sheet Arrangements

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on page 56 of our 2003 Annual Report1 and have not changed materially since December 31, 2003.

Guarantees

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition in 1998, the sales of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2003 can be found on pages 56 and 57 of our 2003 Annual Report1 and have not changed materially since December 31, 2003.

Contractual Obligations and Commercial Commitments

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2003 can be found on page 57 of our 2003 Annual Report1 and has not materially changed since December 31, 2003.

     For the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2003 Annual Report can be found on our website at www.domtar.com.

22          Management’s Discussion and Analysis

Selected Quarterly Financial Information

Selected quarterly financial information for the eleven most recently completed quarters ending September 30, 2004 is disclosed below:

Selected quarterly						2002					2003			2004
financial information		1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year	1st	2nd	3rd
(In millions of Canadian dollars, unless otherwise noted)
Sales		1,421	1,485	1,499	1,454	5,859	1,388	1,336	1,266	1,177	5,167	1,225	1,346	1,335
EBITDA		142	217	233	217	809	176	152	131	57	516	58	122	158
Operating profit (loss)		32	118	136	98	384	78	56	36	(262)	(92)	(33)	28	66
Excluding specified items		77	118	136	116	447	73	55	31	(30)	129	(31)	33	63
Net earnings (loss)		(11)	55	59	38	141	27	8	3	(228)	(190)	(44)	(1)	29
Excluding specified items		19	54	60	50	183	22	12	—	(40)	(6)	(41)	3	23
Net earnings (loss) per share (in dollars):
Basic		(0.05)	0.24	0.26	0.17	0.62	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)	(0.01)	0.13
Basic, excluding specified items		0.08	0.24	0.26	0.22	0.80	0.09	0.05	—	(0.18)	(0.04)	(0.18)	0.01	0.10
Diluted		(0.05)	0.24	0.26	0.17	0.61	0.12	0.03	0.01	(1.00)	(0.84)	(0.19)	(0.01)	0.13
Selling price index (%)		90	92	93	92	92	93	95	91	90	92	89	96	100
Papers segment (%)		89	91	92	92	91	94	95	90	90	92	87	91	94
Shipments to capacity ratio for papers (%)		94	93	98	94	95	91	92	92	88	91	98	97	96
Average exchange rates
	CAN$	1.594	1.554	1.563	1.569	1.570	1.510	1.398	1.380	1.316	1.401	1.318	1.359	1.307
	US$	0.627	0.644	0.640	0.637	0.637	0.662	0.715	0.725	0.760	0.714	0.759	0.736	0.765

Sales and operating profit experienced a steady decline through 2003. This was mainly in line with the steady weakening of the U.S. dollar and continued low selling prices, as evidenced by our selling price index. In addition, low shipments further impacted our results during this period. Our quality and profitability improvement programs initiated in 2002 contributed to the positive results in that year, but were hampered by difficult market conditions in 2003. These programs, when excluding the impact of lower volumes, did enable us to more than offset the impact of inflation on salaries and benefits.

     The first nine months of 2004 are reflecting increased demand as our shipments to capacity ratio for papers climbed to 97% on a year-to-date basis from an 88% low in the fourth quarter of 2003. Our results in the first quarter of 2004 remained in-line with our performance in the fourth quarter of 2003. This was mainly attributable to higher shipments and sustained efforts to reduce costs being offset by lower selling prices. However, the second quarter of 2004 showed a marked improvement over our first quarter of 2004 despite the continued weakness of the U.S. dollar. This was due to higher selling prices for all of our products as price increases previously announced were being implemented in the market. This was evidenced by our selling price index, which reached 96% in the second quarter of 2004 compared to 89% in the first quarter of 2004. The third quarter of 2004 presents another improvement over our second quarter of 2004 despite the continued weakness of the U.S. dollar. Indeed, the continued implementation of price increases announced for the majority of our products resulted in our selling price index reaching 100% (Papers business at 94%, Wood business, before the impact of lumber duties, at 140% and Packaging business at 116%). Our paper shipments have remained relatively stable since the beginning of the year as evidenced by our shipments to capacity ratio for papers remaining around the 97% level.

Domtar Inc. Third Quarter 2004          23

In addition, in light of the continued weakness in the U.S. dollar and the low paper pricing environment, we continued the restructuring of our Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills to ensure that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and paper prices are at cycle-low levels. We anticipate that this initiative, in conjunction with the Vancouver reorganization, will generate approximately $50 million once fully implemented. This initiative is an important contribution to our efforts to improve our profitability by $200 million in order to reach our goal of providing shareholders with superior returns over a business cycle. The remaining expected savings of $150 million should arise from our quality and profitability improvement programs, including the benefits resulting from increased volumes, the roll out of an ERP system, the implementation of a new paper shipment logistics and transportation management system and Kaïzen continuous improvement workshops. Thus far, these programs have been hampered by the impact of rising costs, particularly in the areas of freight, wood and fiber costs. However, we will continue to direct our efforts towards strengthening these programs.

     Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

Accounting Changes

Generally Accepted Accounting Principles and financial statement presentation

On January 1, 2004, we adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     In accordance with the transitional provisions of the new accounting recommendations, we reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales”. The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

Hedging relationships

On January 1, 2004, we adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, we have in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options and bunker oil swaps.

     For the pulp swaps as well as the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps, we do not meet the criteria for hedge effectiveness. As a result, we account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria of AcG-13, we believe, from an operational and a cash flow point of view, that these contracts are effective in managing our risk. For the three months and nine months ended September 30, 2004, losses of $1 million and nil, respectively, are included in “Selling, general and administrative” expenses, representing the losses on the mark-to-market of the commodity swaps.

24          Management’s Discussion and Analysis

Asset retirement obligations

On January 1, 2004, we adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability at fair value in the period in which is incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. The adoption of Section 3110 has decreased the December 31, 2003 retained earnings by $4 million, decreased assets by $8 million and decreased liabilities by $4 million.

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 “Employee Future Benefits”. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. We have adopted the amendments of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 10 to the unaudited interim consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, and income taxes based upon currently available information. Actual results could differ from those estimates.

     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2003 as well as the effect of changes to these estimates can be found on pages 63 to 68 of our 2003 Annual Report1 and have not materially changed since December 31, 2003.

[1]	Our 2003 Annual Report can be found on our website at www.domtar.com.

Domtar Inc. Third Quarter 2004          23

Risks and Uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and sometimes, net losses. See “Sensitivity Analysis” on page 27.

Operational risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations as the prices for many of our products are generally driven by U.S. prices of similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Environment

We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with authorization requirements of the appropriate governmental authorities who exercise considerable discretion for authorization issuances and their timing. Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

     We had a provision of $60 million for environmental matters as at September 30, 2004. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

26          Management’s Discussion and Analysis

In addition, the pulp and paper industry in the United States is subject to Cluster Rules that further regulate effluent and air emissions. We comply with all present regulations.

Lumber export duties

The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement.

     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

Legal proceedings

In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at September 30, 2004 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.

Domtar Inc. Third Quarter 2004          27

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	Approximate annual impact on1, 2
	Operating	Net	Earnings
	profit	earnings	per share
(In millions of Canadian dollars, except per share amounts)
Each US$10/unit change in the selling price of the following products[3]:
Papers
Copy and offset grades	19	13	0.05
Uncoated commercial printing & publication and premium imaging grades	8	5	0.02
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	5	3	0.02
Pulp — net position	9	6	0.03
Wood
Lumber	13	8	0.04
Packaging
Containerboard	4	3	0.01

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10 [5]	6	0.03

Interest rate
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02

Energy[4]
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	3	2	0.01

[1]	Based on budgeted exchange rate of 1.333.

[2]	Based on a marginal tax rate of 35%.

[3]	Based on budgeted 2004 capacity (in tons, tonnes or MFBM).

[4]	Based on budgeted 2004 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

[5]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will also have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in relative value to the U.S. dollar before hedging and excluding Norampac could reach approximately $15 million.

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions.

28          Management’s Discussion and Analysis

Benchmark											Q3	Q3
nominal prices[1]		1995	1996	1997	1998	1999	2000	2001	2002	2003	2003	2004	Trend[2]
Papers
Copy 20 lb sheets	(US$/ton)	1,123	848	769	780	778	877	815	776	768	760	818	824
Offset 50 lb rolls
	(US$/ton)	983	736	756	666	659	757	719	692	628	600	715	735
Coated publication, no. 3, 60 lb rolls	(US$/ton)	1,200	943	941	909	851	948	853	767	804	805	827	931
Pulp NBSK	(US$/ADMT)	874	586	588	544	541	685	558	491	553	550	670	596
Wood
Lumber 2x4x8	(US$/MFBM)	335	403	383	376	390	316	345	334	327	360	461	342
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)	511	371	336	373	400	468	445	427	421	418	500	421

Selling price index[3] before acquisition of four US mills		120%	100%	99%	94%	93%	102%
Selling price index[3] before impact of lumber duties								97%	92%	92%	91%	100%	100%

Average exchange rates
	CAN$	1.372	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.380	1.307
	US$	0.729	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.725	0.765

[1]	Source: Pulp & Paper Week and Random Lengths.

[2]	Source: Consensus of analysts of normalized pricing as at November 30, 2003.

[3]	Selling price index is derived using transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing.

Outlook

While seasonally weaker demand during the last quarter of the year may reduce the likelihood of further price increase announcements, we believe that market conditions for uncoated freesheet should remain favorable given the relative balance between supply and demand. However, we do not believe that the high pricing experienced for lumber during the third quarter of 2004 is sustainable. In additon, we expect that we will continue to experience pressure stemming from the negative impact of a weaker U.S. dollar. Although the implementation of our $50 million restructuring program for our Vancouver, Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills announced in the first quarter of 2004 is on track, the remainder of our profitability improvement programs have been hampered by rising raw material, fiber and transportation costs and, as such, we will continue to direct our efforts towards strengthening these programs.

Certifications

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109FT2 “Certification of Interim Filings during Transition Period” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.

Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Domtar Inc. Third Quarter 2004          29

	Three months ended September 30			Nine months ended September 30
Consolidated earnings	2004	2004	2003	2004	2004	2003
(In millions of Canadian dollars,	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
unless otherwise noted)	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Sales (Note 2)	1,056	1,335	1,266	3,090	3,906	3,990
Operating expenses
Cost of sales (Note 2)	873	1,104	1,065	2,643	3,340	3,304
Selling, general and administrative (Note 2)	58	73	75	174	220	232
Amortization	73	92	95	219	277	289
Closure and restructuring costs (Note 5)	—	—	(5)	6	8	(5)

	1,004	1,269	1,230	3,042	3,845	3,820

Operating profit	52	66	36	48	61	170
Financing expenses (Note 6)	26	33	41	89	113	130
Amortization of deferred gain	(2)	(2)	(2)	(3)	(4)	(4)

Earnings (loss) before income taxes	28	35	(3)	(38)	(48)	44
Income tax expense (recovery)	5	6	(6)	(25)	(32)	6

Net earnings (loss)	23	29	3	(13)	(16)	38

Per common share (in dollars) (Note 7)
Net earnings (loss)
Basic	0.10	0.13	0.01	(0.06)	(0.07)	0.16
Diluted	0.10	0.13	0.01	(0.06)	(0.07)	0.16
Weighted average number of common shares outstanding (millions)
Basic	229.0	229.0	227.4	228.6	228.6	227.2
Diluted	230.7	230.7	229.1	228.6	228.6	228.9

The accompanying notes are an integral part of the consolidated financial statements.

30          Consolidated Financial Statements

	Sept. 30	Sept. 30	Dec. 31
Consolidated balance sheets	2004	2004	2003
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)		Restated
			(Note 2)
Assets
Current assets
Cash and cash equivalents	49	62	48
Receivables	233	294	197
Inventories	553	699	670
Prepaid expenses	18	23	22
Income and other taxes receivable	19	24	29
Future income taxes	46	58	60

	918	1,160	1,026
Property, plant and equipment	3,446	4,355	4,532
Goodwill	67	85	77
Other assets	205	259	212

	4,636	5,859	5,847

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	20	26	19
Trade and other payables	521	658	652
Income and other taxes payable	31	39	28
Long-term debt due within one year	6	8	5

	578	731	704
Long-term debt	1,668	2,108	2,054
Future income taxes	431	545	562
Other liabilities and deferred credits	290	366	360

Shareholders’ equity
Preferred shares	31	39	42
Common shares	1,402	1,772	1,756
Contributed surplus	7	9	6
Retained earnings	357	451	508
Accumulated foreign currency translation adjustments (Note 9)	(128)	(162)	(145)

	1,669	2,109	2,167

	4,636	5,859	5,847

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc. Third Quarter 2004          31

	Three months ended September 30			Nine months ended September 30
Consolidated cash flows	2004	2004	2003	2004	2004	2003
(In millions of Canadian dollars,	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
unless otherwise noted)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Operating activities
Net earnings (loss)	23	29	3	(13)	(16)	38
Non-cash items:
Amortization	73	92	95	219	277	289
Future income taxes	1	1	(13)	(33)	(42)	(7)
Amortization of deferred gain	(2)	(2)	(2)	(3)	(4)	(4)
Closure and restructuring costs (Note 5)	—	—	(5)	6	8	(5)
Refinancing costs (Note 6)	—	—	—	—	—	10
Other	(6)	(8)	2	(8)	(11)	4

	89	112	80	168	212	325

Changes in working capital and other items
Receivables	(3)	(4)	8	(82)	(103)	(42)
Inventories	(39)	(49)	(12)	(28)	(35)	(16)
Prepaid expenses	4	5	—	(3)	(4)	(4)
Trade and other payables	14	18	19	(6)	(8)	(47)
Income and other taxes	6	7	9	10	13	17
Early settlement of interest rate swaps (Note 8)	—	—	—	16	20	—
Other	(6)	(8)	(9)	(2)	(3)	(11)
Payments of closure costs, net of proceed on disposition	(2)	(2)	—	(5)	(6)	(6)

	(26)	(33)	15	(100)	(126)	(109)

Cash flows provided from operating activities	63	79	95	68	86	216

Investing activities
Net additions to property, plant and equipment	(30)	(38)	(61)	(102)	(129)	(145)
Business acquisitions (Note 4)	(8)	(10)	(1)	(14)	(18)	(11)

Cash flows used for investing activities	(38)	(48)	(62)	(116)	(147)	(156)

Financing activities
Dividend payments	(11)	(14)	(14)	(33)	(42)	(31)
Change in bank indebtedness	—	—	(15)	6	8	(13)
Change in revolving bank credit, net of expenses	(27)	(34)	36	79	100	69
Issuance of long-term debt, net of expenses	—	—	—	1	1	169
Repayment of long-term debt	(2)	(2)	(11)	(5)	(6)	(222)
Premium on redemption of long-term debt (Note 6)	—	—	—	—	—	(7)
Common shares issued, net of expenses	2	2	6	12	15	12
Redemptions of preferred shares	—	—	(1)	(2)	(2)	(2)

Cash flows provided from (used for) financing activities	(38)	(48)	1	58	74	(25)

Net increase (decrease) in cash and cash equivalents	(13)	(17)	34	10	13	35
Translation adjustments related to cash and cash equivalents	1	2	2	1	1	(2)
Cash and cash equivalents at beginning of period	61	77	35	38	48	38

Cash and cash equivalents at end of period	49	62	71	49	62	71

The accompanying notes are an integral part of the consolidated financial statements.

32          Consolidated Financial Statements

	Three months ended September 30			Nine months ended September 30
Consolidated retained earnings	2004	2004	2003	2004	2004	2003
(In millions of Canadian dollars,	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
unless otherwise noted)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Retained earnings at beginning of period — as reported	344	435	765	405	512	753
Cumulative effect of changes in accounting policies (Note 2)	—	—	—	(3)	(4)	—

Retained earnings at beginning of period — as restated	344	435	765	402	508	753
Net earnings (loss)	23	29	3	(13)	(16)	38
Dividends on common shares	(10)	(13)	(14)	(31)	(40)	(36)
Dividends on preferred shares	—	—	—	(1)	(1)	(1)

Retained earnings at end of period	357	451	754	357	451	754

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc. Third Quarter 2004          33

Notes to Consolidated
Financial Statements

Three months and nine months ended September 30, 2004 (In millions of Canadian dollars, unless otherwise noted)

Note 1.
Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at September 30, 2004 and December 31, 2003, as well as its results of operations and its cash flows for the three months and nine months ended September 30, 2004 and 2003.

     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.

     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2.
Accounting changes

Generally Accepted Accounting Principles and financial statement presentation

On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and Section 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (GAAP) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     In accordance with the transitional provisions of the new accounting recommendations, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales”.

The adoption of these recommendations has no other significant impact on the unaudited interim consolidated financial statements.

34          Notes to Consolidated Financial Statements

Note 2.
Accounting changes (continued)

Hedging relationships

On January 1, 2004, Domtar adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options and bunker oil swaps.
     For the pulp swaps as well as the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps, Domtar does not meet the Canadian GAAP criteria for hedge effectiveness. As a result, Domtar accounts for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the Canadian GAAP criteria under AcG-13, Domtar believes, from an operational and a cash flow point of view, that these contracts are effective in managing its risk. For the three months and nine months ended September 30, 2004, a loss of $1 million and nil, respectively, are included in “Selling, general and administrative” representing the loss on the marked to market of the commodity swaps.

Asset retirement obligations

On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability at fair value, in the period in which is incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. The adoption of Section 3110 has decreased the December 31, 2003 retained earnings by $4 million, decreased assets by $8 million and decreased liabilities by $4 million.

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 “Employee Future Benefits”. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. Domtar adopted the amendments of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 10.

Domtar Inc. Third Quarter 2004          35

Note 3.
United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2004 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the September 2004 month-end rate of CAN$1.00 = US$0.7912. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4.
Business acquisitions

On August 27, 2004, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the assets of AIM Corrugated Container Corp., which operates a corrugated products plant in Lancaster, New York. The Corporation’s proportionate share of the aggregate purchase price, subject to certain adjustments, is approximately $11 million (US$8 million).

     On April 2, 2004, Norampac acquired the shares of Johnson Corrugated Products Corp., which operates a corrugated products plant in Thompson, Connecticut. The Corporation’s proportionate share of the consideration is approximately $8 million (US$6 million) excluding fees related to the transaction.

     On April 14, 2003, Norampac acquired the assets of Georgia-Pacific’s corrugated products converting plant located in Schenectady, New York. The aggregate purchase price is approximately $31 million (US$21 million) (the Corporation’s proportionate share being $15 million (US$11 million)) and is comprised of $20 million (US$14 million) in cash and all of the operating assets of Norampac’s Dallas Forth-Worth, Texas plant valued at approximately $11 million (US$7 million).

Note 5.
Closure and restructuring costs

Closure costs

On March 31, 2004, Domtar sold the St. Catharines, Ontario, paper mill, which was closed in September 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million that represents remaining severance and commitments and contingencies related to environmental matters.

Workforce reduction and restructuring costs

In March 2004, Domtar’s management committed to a workforce reduction and restructuring plan in the Domtar’s Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills. In all, 330 positions will be affected by this plan over 2004 to 2006: 181 from severance; 129 from attrition; 14 from redeployment to other activities; and 6 currently vacant positions that will not be filled. The total severance and termination benefit costs accrued for the nine months ended September 30, 2004, representing all of the severance and termination costs related to the plan, amounted to $16 million (which included $3 million for pension curtailment costs). Further costs related to the plan expected to be incurred over 2004 to 2006 include training costs of $6 million, outplacement costs of $1 million and pension settlements, which are not yet determinable, will be expensed as incurred. To accomplish this plan, Domtar will invest approximately $14 million in capital expenditures over 2004 to 2006. As at September 30, 2004, the balance of the provision was $12 million.

36          Notes to Consolidated Financial Statements

Note 5.
Closure and restructuring costs (continued)

In December 2003, Domtar’s management decided to permanently shut down one paper machine at its Vancouver, British Columbia paper mill. Further costs of $1 million related to the dismantling of the paper machine were accrued in the second quarter of 2004. As at September 30, 2004, the balance of the provision was $2 million.

     The following table provides a reconciliation of all closure cost provisions for the nine months ended September 30, 2004:

	Restructuring costs*	Closure costs	Total
	$	$	$
Balance at beginning of period	5	8	13
Severance payments	(6)	—	(6)
Reversal of provision	(2)	(8)	(10)
Proceed on disposition	—	1	1
Additions Labour costs	16	—	16
Dismantling costs	1	—	1

Balance at end of period	14	1	15

*	The balance at the beginning of the year represents the provision related to the permanent shut down of one paper machine at the Vancouver, British Columbia, paper mill recorded in December 2003.

Note 6.
Refinancing of long-term debt in 2003

On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. In the second quarter of 2003, an amount of $10 million representing the Corporation’s proportionate share of Norampac’s debt refinancing costs was recorded under “Financing expenses”.

Domtar Inc. Third Quarter 2004          37

Note 7.
Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	Three months ended September 30			Nine months ended September 30
	2004	2004	2003	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Net earnings (loss)	23	29	3	(13)	(16)	38
Dividend requirements of preferred shares	—	—	—	1	1	1

Net earnings (loss) applicable to common shares	23	29	3	(14)	(17)	37
Weighted average number of common shares outstanding (millions)	229.0	229.0	227.4	228.6	228.6	227.2
Effect of dilutive stock options (millions)	1.7	1.7	1.7	—	—	1.7

Weighted average number of diluted common shares outstanding (millions)	230.7	230.7	229.1	228.6	228.6	228.9

Basic earnings (loss) per share (in dollars)	0.10	0.13	0.01	(0.06)	(0.07)	0.16
Diluted earnings (loss) per share (in dollars)	0.10	0.13	0.01	(0.06)	(0.07)	0.16

Note 8.
Interest rate risks

In the first quarter of 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

38          Notes to Consolidated Financial Statements

Note 9.
Accumulated foreign
currency translation adjustments

	Nine months	Nine months	Twelve months
	ended	ended	ended
	September 30	September 30	December 31
	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$
	(Note 3)
Balance at beginning of period	(115)	(145)	2
Effect of changes in exchange rates during the period:
On the net investment in self-sustaining foreign subsidiaries	(36)	(45)	(391)
On certain long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	28	35	282
Future income taxes thereon	(5)	(7)	(38)

Balance at end of period	(128)	(162)	(145)

Note 10.
Defined benefit plans and
other employee future benefit plans

	Three months ended September 30			Nine months ended September 30
	2004	2004	2003	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Net periodic benefit cost for defined benefit plans	9	11	9	26	33	23
Net periodic benefit cost for other employee future benefit plans	2	3	4	7	9	11

Domtar Inc. Third Quarter 2004          39

Note 11.
Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	Papers — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	Paper Merchants — involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	Wood — comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

•	Packaging — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

40          Notes to Consolidated Financial Statements

Note 11. Segmented disclosures (continued)

	Three months ended September 30			Nine months ended September 30
Segmented data	2004	2004	2003	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	$	$	US$	$	$
	(Note 3)			(Note 3)
Sales
Papers	641	810	800	1,926	2,434	2,588
Paper Merchants	217	274	266	637	805	831
Wood	147	186	144	411	520	415
Packaging	135	171	160	380	480	482

Total for reportable segments	1,140	1,441	1,370	3,354	4,239	4,316
Intersegment sales — Papers	(59)	(75)	(71)	(181)	(228)	(228)
Intersegment sales — Wood	(23)	(29)	(32)	(78)	(99)	(93)
Intersegment sales — Packaging	(2)	(2)	(1)	(5)	(6)	(5)

Consolidated sales	1,056	1,335	1,266	3,090	3,906	3,990

Operating profit (loss)
Papers(a)(b)(d)	29	37	27	3	4	166
Paper Merchants	4	5	4	13	16	16
Wood	5	6	(11)	(1)	(1)	(52)
Packaging(c)	12	15	16	27	34	40

Total for reportable segments	50	63	36	42	53	170
Corporate	2	3	—	6	8	—

Consolidated operating profit	52	66	36	48	61	170

(a)	The operating profit for the nine months ended September 30, 2004 reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario, paper mill, in the amount of $8 million and reflects a $16 million provision for workforce reduction and restructuring costs of the Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills.

(b)	The operating profit for the three months and nine months ended September 30, 2004 includes a gain of $4 million and $3 million, respectively, representing the gain on the marked to market of the pulp swaps.

(c)	The operating profit for the three months and nine months ended September 30, 2004 includes a loss of $5 million and $3 million, respectively, representing the Corporation’s proportionate share of Norampac’s loss on the marked to market of the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swaps.

(d)	The results for the three months and nine months ended September 30, 2003 include a reduction in the closure cost provision, related to the permanent shutdown of the St. Catharines, Ontario, paper mill, in the amount of $5 million largely as a result of changes to the initial approach to dismantling the mill.

Note 12.
Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

looks like they found the perfect match!

Paper needs inspired creativity and emotion too. Simply put, paper needs you.
At Domtar, the way we do things counts every bit as much as what we do.

Because paper would be boring without people.

Domtar.
A Different
Feel.

Domtar

FOR FURTHER INFORMATION

INVESTOR RELATIONS
Daniel Buron
Senior Vice-President and
Chief Financial Officer
Tel.: (514) 848-5234

Pascal Bossé
Analyst, Investors Relations
Tel.: (514) 848-5938
Fax: (514) 848-5638
E-mail: ir@domtar.com

HEAD OFFICE
395 de Maisonneuve Blvd. West
Montreal, Qc, Canada H3A 1L6
Tel.: (514) 848-5400
www.domtar.com

COMMUNICATIONS
Tel.: (514) 848-5213
Fax: (514) 848-6878

BROKERAGE FIRMS THAT
FOLLOW DOMTAR:
BMO Nesbitt Burns
Canaccord Capital
CIBC World Markets
D. A. Davidson & Company
Desjardins Securities
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs & Company
J.P. Morgan Securities
Merrill Lynch & Company
National Bank Financial
Raymond James
RBC Capital Markets
Salman Partners
Scotia Capital
Smith Barney Citigroup
TD Newcrest
UBS Securities Canada

Covers printed on FSC-certified Domtar Cornwall® C1C 10 pt.; pages 1 to 40 printed on FSC-certified Domtar EarthChoice®, 60 lb. At least 17.5% of the fiber used in the manufacturing process of FSC-certified Domtar Cornwall® and FSC-certified Domtar EarthChoice® papers come from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. FSC-certified Domtar Cornwall® also contains 10% recycled post-consumer waste paper, and FSC-certified Domtar EarthChoice® contains 30% recycled post-consumer waste paper. FSC Suppliers SW-COC-681 and SW-COC-1000. This document was printed by Transcontinental Litho Acme, Montreal, SW-COC-952.

Printed in Canada	Design: www.nolin.ca

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)
Date: November 5, 2004	By	/s/
Razvan L. Theodoru
Corporate Secretary